Troutman Pepper Locke LLP Bank of America Plaza, 600 Peachtree Street NE, Suite 3000 Atlanta, GA 30308 troutman.com

Paul Davis Fancher paul.fancher@troutman.com

June 2, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Benjamin Holt and Jeffrey Gabor

Re:	Regional Health Properties, Inc. Registration Statement on Form S-4 Filed May 5, 2025 File No. 333-286975

Dear Mr. Holt and Mr. Gabor:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) set forth in your letter dated May 16, 2025 (the “Comment Letter”) to Brent Morrison, Chief Executive Officer and President of Regional Health Properties, Inc. (the “Company”), with respect to the Form S-4 filed on May 5, 2025 (the “Form S-4”).

We are authorized by the Company to provide the response contained in this letter on its behalf. The terms “we,” “us,” and “our” in the response refer to the Company. For your convenience, we set forth the comment from the Comment Letter in bold typeface and include the Company’s response below it. The numbered paragraph in this letter corresponds to the numbered paragraph of the Comment Letter.

Registration Statement on Form S-4 filed May 5, 2025

General

1.
Please revise to provide the information required by Item 14 of Form S-4 for both Regional and SunLink.  In this regard, we note that Regional and SunLink incorporate by reference certain documents previously filed with the SEC.  However, it appears neither Regional nor SunLink “meets the requirements for use of Form S-3”, and therefore are not eligible to incorporate by reference.  Refer to General Instructions B.1.c and C.1.c and Item 17(a) of Form S-4.

Company Response:

The Company has filed an amendment to the Form S-4 to provide the information required by Item 14 of Form S-4 for both the Company and SunLink.

United States Securities and Exchange Commission June 2, 2025 Page 2

The Company appreciates the assistance the Staff has provided with its comment. If you have any questions, please do not hesitate to call me at (404) 885-3310.

Sincerely,

/s/ Paul Davis Fancher
Paul Davis Fancher

cc:	Brent Morrison (Regional Health Properties, Inc.)